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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------
                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3
                           (SS. 240.13e-3) THEREUNDER)
                           ---------------------------
                      KRUPP REALTY LIMITED PARTNERSHIP - V
                                (Name of Issuer)
                           ---------------------------
                            KR5 ACQUISITION, L.L.C.
                               KRF COMPANY, L.L.C.
                    THE KRUPP FAMILY LIMITED PARTNERSHIP - 94
                      (Name of Person(s) Filing Statement)
                           ---------------------------
                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)
                           ---------------------------
                                   501128 30 0
                      (CUSIP Number of Class of Securities)
                           ---------------------------
                            SCOTT D. SPELFOGEL, ESQ.
                              THE BERKSHIRE GROUP
                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS 02108
                                 (617) 574-8385
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)
                           --------------------------
                                 WITH COPIES TO:

                              JAMES M. DUBIN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

This statement is filed in connection with (check appropriate box):

a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
        Securities Exchange Act of 1934.

b. /_/ The filing of a registration statement under the Securities Act of 1933.

c. /_/ A tender offer.

d. /_/ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|
                           ---------------------------
                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction Valuation: $37,457,400       Amount of filing fee: $7,491.48
-------------------------------------------------------------------------------

-- Transaction valuation assumes the purchase of 31,214.5 units Krupp Realty
   Limited Partnership - V at $1,200 in cash per Unit. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals one fiftieth of one percentum of such transaction value.

/_/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET BY RULE 0-11(A)(2) AND
   IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY EITHER A REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:  ---
Form or Registration No.:
Filing Parties:
Date Filed:
--------------------------------------------------------------------------------
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         This Rule 13E-3 Transaction Statement (the "Statement") is being filed by KR5 Acquisition, L.L.C., a Delaware limited liability company ("KR5"
or the "Purchaser"), KRF Company, L.L.C., a Delaware limited liability company and KR5's sole member (the "Parent"), The Krupp Family Limited Partnership - 94, a Massachusetts limited partnership and the Parent's sole member (the "Family Partnership") with respect to the investor limited partnership interests ("Units") of Krupp Realty Limited Partnership - V, a Massachusetts limited partnership (the "Partnership"), that is subject to a
Rule 13e-3 transaction. The general partners of the Partnership are submitting to Unit holders a proposal to approve (a) a merger agreement under which (1) KR5 will merge with and into the Partnership and (2) each Unit holder other than certain Unit holders who have agreed to reinvest their
Units in KR5 will receive $1,200 in cash for each outstanding Unit that the
Unit holder owns immediately before the effective time of the merger and (b)
an amendment to the Partnership's partnership agreement allowing the
Partnership to enter into the merger agreement and complete the merger with
KR5 (items (a) and (b) will be considered one proposal and referred to herein as the "Merger Proposal"). The Merger Proposal is upon the terms and subject to the conditions set forth in the Partnership's Preliminary Proxy Statement
for the Partnership's special meeting scheduled to be held on          , 2000.

         The following cross-reference sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement filed by the general partners of the Partnership with the Securities and Exchange Commission on January 21, 2000 (including all annexes and exhibits thereto, the "Proxy Statement") of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, a copy of which is attached hereto as Exhibit D, is hereby expressly incorporated by reference in its entirety and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.



                                       2
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


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Item No.                                                                        Location in Proxy Statement
-----------------------------------------------------------------------------------------------------------------------------
1.                                      Issuer and Class of Security            "Special Factors--
                                        Subject to the Transaction              Determination of Merger
                                                                                Price--Recent Unit Sales;
                                                                                Tender Offer"; "Information
                                                                                Concerning The Purchaser And
                                                                                Its Affiliates"
-------------------------------------------------------------------------------------------------------------------------------
2.                                      Identity and Background                 "Information Concerning The
                                                                                Purchaser And Its Affiliates"
--------------------------------------------------------------------------------------------------------------------------------
3.                                      Past Contacts, Transactions or          "Information About the
                                        Negotiations                            Partnership, Its General
                                                                                Partner and Their
                                                                                Affiliates--Related Party
                                                                                Transactions"; "The Merger
                                                                                Agreement," "Special Factors--
                                                                                Background of the Merger;
                                                                                Purpose of the Transaction";
                                                                                "Related Agreements"
--------------------------------------------------------------------------------------------------------------------------------
4.                                      Terms of the Transaction                "The Merger Agreement";
                                                                                "Special Factors--Effects of
                                                                                the Transaction"; "Related
                                                                                Agreements"
--------------------------------------------------------------------------------------------------------------------------------
5.                                      Plans or Proposals of the               "Summary"; "Special
                                        Issuer or Affiliate                     Factors-- Effects of the
                                                                                Transaction";
                                                                                "--Financing of
                                                                                the Merger--Source of Funds";
                                                                                "--Plans or Proposals by
                                                                                Partnership or Affiliates
                                                                                Following the Merger";"The
                                                                                Merger Agreement--The
                                                                                Surviving Entity"
--------------------------------------------------------------------------------------------------------------------------------
6.                                      Source and Amounts of Funds             "Special Factors--Financing of
                                        or Other                                the Merger--Source of Funds"
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


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

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
7.                                      Purpose(s), Alternatives,               "Summary"; "Special
                                        Reasons and Effects                     Factors--Background of the
                                                                                Merger;Purpose of the
                                                                                Transaction"; --Alternatives
                                                                                to the Merger";
                                                                                "--Disadvantages and Risks
                                                                                Associated with the Merger";
                                                                                "--Conflicts of Interest";
                                                                                "--Determination of Merger
                                                                                Price--Book Value";
                                                                                "--Fairness of the Merger";
                                                                                "--Effects of the
                                                                                Transaction";"--Plans or
                                                                                Proposals by Partnership of
                                                                                Affiliates Following the
                                                                                Merger"; "--Material Federal
                                                                                Income Tax Consequences"
---------------------------------------------------------------------------------------------------------------------------------
8.                                      Fairness of the Transaction             "Special Factors--Fairness of
                                                                                the Merger"; "--Conflicts of
                                                                                Interest"; "--Determination of
                                                                                Merger Price"; "--Recent Unit
                                                                                Sales; Tender Offer"; "The
                                                                                Special Meeting--Votes
                                                                                Required"; "Information about
                                                                                the Partnership, Its General
                                                                                Partners and Their Affiliates"
----------------------------------------------------------------------------------------------------------------------------------
9.                                      Reports, Opinions, Appraisals           "Special Factors--Independent
                                        and Certain Negotiations                Appraisal"; "--Experience of
                                                                                Cushman & Wakefield";
                                                                                "--Appraisal";"--Factors
                                                                                Considered";"--Summary of
                                                                                Cushman & Wakefield's
                                                                                Methodology and Approaches
                                                                                to Value";"--Assumptions,
                                                                                Limitations and Qualifications
                                                                                of Cushman & Wakefield's
                                                                                Valuation"; "--Compensation";
                                                                                "--Availability of Report"
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10.                                     Interest in Securities of the           "Information About The
                                        Issuer                                  Partnership, Its General
                                                                                Partners And Their Affiliates
                                                                                --The General Partners";
                                                                                "--Ownership of Units";
                                                                                "Information Concerning The
                                                                                Purchaser And Its Affiliates--
                                                                                Affiliates of the Purchaser"
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


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



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
11.                                     Contracts, Arrangements or              "Related Agreements"
                                        Understands with Respect to
                                        the Issuer's Securities
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12.                                     Present Intention and                   "The Special Meeting--Votes
                                        Recommendation of Certain               Required"; "Special Factors--
                                        Persons with Regard to the              Background of the Merger;
                                        Transaction                             Purpose of the Transaction";
                                                                                "--Fairness of the Merger"
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13.                                     Other Provisions of the                 "The Special Meeting--
                                        Transaction                             Appraisal Rights"
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14.                                     Financial Information                   "Selected Financial Data";
                                                                                "Index To Consolidated
                                                                                Financial Statements"
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15.                                     Persons and Assets Employed,            "Special Factors--Financing of
                                        Retained or Utilized                    the Merger--Costs Borne by
                                                                                the Partnership"; "The Special
                                                                                Meeting--Solicitation
                                                                                Procedures"
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16.                                     Additional Information                  Proxy Statement
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17.                                     Material to be Filed as                 Proxy Statement
                                        Exhibits
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


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ITEM 1.           ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The name of the issuer of the Units subject to the Rule 13e-3 transaction is Krupp Realty Limited Partnership - V, a limited partnership organized under the laws of Massachusetts, and the principal executive offices of the Partnership are located at One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

         (b) According to the Partnership's Annual Report on Form 10-K for the year ended December 31, 1998, as of such date, there were 35,200 Units of the Partnership outstanding held by approximately 1,870 holders.

         (c) The Units are not listed or traded on any exchange or quoted on the National Association of Securities Dealers Automated Quotation System. However, information regarding certain private transactions is set forth in under the caption "Special Factors--Determination of Merger Price--Recent Unit Sales; Tender Offer" in the Proxy Statement and is incorporated herein by reference.

         (d) The information set forth under the caption "Information About the Partnership, Its General Partners and Their Affiliates--Distributions" of the Proxy Statement is incorporated herein by reference.

         (e)      Not applicable.

         (f) The information set forth in under the caption "Information Concerning the Purchaser and Its Affiliates" of the Proxy Statement is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) - (d) The information set forth under the caption "Information Concerning the Purchaser and its Affiliates" of the Proxy Statement is incorporated herein by reference.

         (e) and (f) During the last five years, neither the Purchaser, nor to the best of the knowledge of the Purchaser, any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

         (g)  Messrs. Douglas and George Krupp are both United States citizens.

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)(1) The information set forth under the caption "Information About the Partnership, Its General Partners and Their Affiliates--Related Party Transactions" of the Proxy Statement is incorporated herein by reference.

         (a)(2) The information set forth under the caption "The Merger Agreement" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under the captions "Special Factors--Background of the Merger; Purpose of the Transaction" and "Related Agreements" is incorporated herein by reference.

ITEM 4.           TERMS OF THE TRANSACTIONS.

         (a) The information set forth under the captions and "Special Factors--Effects of the Transaction" and "The Merger Agreement" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under the caption "Related Agreements" of the Proxy Statement is incorporated herein by reference.

ITEM 5.           PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) - (g) The information set forth under the captions "Summary," "Special Factors--Effects of the Transaction," "--Financing of the Merger--Source of Funds" and "--Plans or Proposals by Partnership or Affiliates Following the Merger" and "The Merger Agreement--The Surviving Entity" in the Proxy Statement is incorporated herein by reference.

ITEM 6.           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a) and (b) The information set forth under the caption "Special Factors--Financing of the Merger--Source of Funds" of the Proxy Statement is incorporated herein by reference.

         (c) and (d) No loan agreement has yet been entered into.

ITEM 7.           PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) - (c) The information set forth under the captions "Summary," "Special Factors--Background of the Merger; Purpose of the Transaction," "--Alternatives to the Merger," "--Fairness of the Merger," "--Disadvantage and Risks Associated with the Merger" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth under the captions "Special Factors --Background of the Merger; Purpose of the Transaction," "--Determination of Merger Price--Book Value," "--Effects of the Transaction," "--Plans or Proposals by Partnership or Affiliates Following the Merger" and "--Material Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION.

         (a) and (b) The information set forth under the caption "Special Factors--Fairness of the Merger" and "--Determination of Merger Price" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under the caption "The Special Meeting--Votes Required" of the Proxy Statement is incorporated herein by reference.

         (d) No unaffiliated representative has been retained to act solely on behalf of unaffiliated holders of Units for the purpose of negotiating the terms of the Merger Proposal and/or preparing a report concerning the fairness of the Merger Proposal.

         (e) The general partners of the Partnership approved the Merger Proposal. The information set forth under the captions "Special
Factors--Conflicts of Interest" and "Information about the Partnership, Its General Partners and Their Affiliates--Related Party Transactions" of the Proxy Statement is incorporated herein by reference.

         (f) The information set forth under the captions "Special Factors--Determination of Merger Price--Recent Unit Sales; Tender Offer" of the Proxy Statement is incorporated herein by reference.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a) and (b) The information set forth under the captions "Special Factors--Independent Appraisals," "--Experience of Cushman & Wakefield," "--Appraisal," "--Factors Considered," "--Summary of Cushman & Wakefield's Methodology and Approaches to Value," "--Assumptions, Limitations and Qualifications of Cushman & Wakefield's Valuation" and "--Compensation" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth under the caption "Special
Factors--Independent Appraisals--Availability of Report" of the Proxy Statement is incorporated herein by reference.


ITEM 10.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The information set forth under the captions "Information About the Partnership, Its General Partners and Their Affiliates--The General Partners," "--Ownership of the Units" and "Information Concerning the Purchaser and Its Affiliates--Affiliates of the Purchaser" of the Proxy Statement is incorporated herein by reference.

ITEM 11.          CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
                  WITH RESPECT TO THE ISSUER'S SECURITIES.

         The information set forth under the caption "Related Agreements" of the Proxy Statement is incorporated herein by reference.

ITEM 12.          PRESENT INTENTION AND RECOMMENDATION OF
                  CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The information set forth under the caption, "The Special Meeting--Votes Required" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth under the captions "Special Factors--Background of the Merger; Purpose of the Transaction" and "--Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 13.          OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth under the caption "The Special Meeting--Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

         (b)      None.

         (c)      Not applicable.

ITEM 14.          FINANCIAL INFORMATION.

         (a) The information set forth under the captions "Selected Financial Data" and "Index to Consolidated Financial Statements" of the Proxy Statement is incorporated herein by reference.

         (b)      Not applicable.

ITEM 15.          PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)      Not applicable.

         (b) The information set forth under the captions "Special Factors--Financing of the Merger--Costs Borne by the Purchaser" and "The Special Meeting--Solicitation Procedures" of the Proxy Statement is incorporated herein by reference.

ITEM 16.          ADDITIONAL INFORMATION.

All of the information set forth in the Proxy Statement is incorporated herein by reference.

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.         DESCRIPTION
-----------         -----------
(a)                 Not applicable.

(b)(1) Complete Appraisal of Real Property, dated as of August 2, 1999, prepared by Cushman & Wakefield, Inc. and relating to the Park Place Tower Apartment Complex (Exhibit B-1).
(b)(2) Complete Appraisal of Real Property, dated as of August 13, 1999, prepared by Cushman & Wakefield, Inc. and relating the Century Apartments (Exhibit B-2).
(c)(1)              Voting Agreement, dated December 2, 1999 (Exhibit C-1).
(c)(2)              Investment Agreement, dated December 2, 1999 (Exhibit C-2).
(d)                 Preliminary Proxy Statement (Exhibit D).
(e)                 Not applicable.
(f)                 Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of: January 21, 2000

                 KR5 Acquisition, L.L.C.

                        By:   KRF Company, L.L.C.,
                              its sole member

                              By:  The Krupp Family Limited
                                   Partnership - 94,
                                   its sole member



                                   By:   /s/ Douglas Krupp
                                       -------------------------
                                         Name:    Douglas Krupp
                                         Title:   General Partner


                 KRF Company, L.L.C.

                        By:  The Krupp Family Limited
                             Partnership - 94,
                             its sole member



                             By:   /s/ Douglas Krupp
                                   -------------------------
                                   Name:   Douglas Krupp
                                   Title:  General Partner


                 The Krupp Family Limited Partnership - 94


                             By:   /s/ Douglas Krupp
                                  -------------------------
                                   Name:   Douglas Krupp
                                   Title:  General Partner

                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION
-----------         -----------
(a)                 Not applicable.
(b)(1)              Complete Appraisal of Real Property, dated as of August 2,
                    1999, prepared by Cushman & Wakefield, Inc. and relating to the Park Place Tower Apartment Complex (Exhibit B-1).
(b)(2)              Complete Appraisal of Real Property, dated as of August 13,
                    1999, prepared by Cushman & Wakefield, Inc. and relating the Century Apartments (Exhibit B-2).
(c)(1)              Voting Agreement, dated December 2, 1999 (Exhibit C-1).
(c)(2)              Investment Agreement, dated December 2, 1999 (Exhibit C-2).
(d)                 Preliminary Proxy Statement (Exhibit D).
(e)                 Not applicable.
(f)                 Not applicable.